Exhibit 12.2

KILROY REALTY, L.P.

Statement of Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratios)

	Year Ended December 31,
	2010	2009	2008	2007	2006
Earnings:
Income from continuing operations	$18,937	$35,754	$45,849	$44,560	$47,741
Plus Fixed Charges:
Interest expense (including amortization of loan costs)	59,941	46,119	45,346	40,762	43,541
Capitalized interest and loan costs	10,015	9,683	18,132	19,516	11,309
Estimate of interest within rental expense	997	871	871	871	871

Fixed Charges	70,953	56,673	64,349	61,149	55,721
Plus: Amortization of capitalized interest(1)	4,348	4,067	3,669	3,132	2,691
Less: Capitalized interest and loan costs	(10,015)	(9,683)	(18,132)	(19,516)	(11,309)

Earnings	$84,223	$86,811	$95,735	$89,325	$94,844

Ratio of earnings to fixed charges	1.19x	1.53x	1.49x	1.46x	1.70x

(1)	Amount represents an estimate of capitalized interest that has been amortized each year based on our established depreciation policy and an analysis of total interest costs and loan costs capitalized since 1997.

We have computed the ratio of earnings to fixed charges by dividing earnings by fixed charges. Earnings consist of income from continuing operations before the effect of noncontrolling interest plus fixed charges and amortization of capitalized interest and reduced by capitalized interest and loan costs. Fixed charges consist of interest costs, whether expensed or capitalized, amortization of loan costs and an estimate of the interest within rental expense.